

Mail Stop 4628

October 7, 2016

<u>Via E-mail</u>
Domenic Dell'Osso, Jr.
Chief Financial Officer
Chesapeake Energy Corporation
6100 North Western Avenue
Oklahoma City, Oklahoma 73118

      **Re:    Chesapeake Energy Corporation**
              **Form 10-K for Fiscal Year Ended December 31, 2015**
              **Filed February 25, 2016**
              **File No. 1-13726**

Dear Mr. Dell'Osso:

      We have completed our review of your filings.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/H. Roger Schwall

                            H. Roger Schwall
                            Assistant Director
                            Office of Natural Resources